EXHIBIT 99.3

For Immediate Release	Date: February 21, 2023
23-16-TR

Teck Introduces Sunset for Dual Class Share Structure

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today a proposed six-year sunset for the multiple voting rights attached to the Class A common shares of Teck (the “Dual Class Amendment”).

“The sunset on the multiple voting rights will modernize Teck’s governance and provide a simplified and competitive capital structure, following an appropriate continuity period, which we believe will benefit Teck and all of its shareholders,” said Sheila Murray, Chair of the Board.

Teck also announced today a proposed reorganization to spin off its steelmaking coal business to shareholders (the “Separation”). Teck will seek shareholder approval for each of the Dual Class Amendment and the Separation at its annual and special meeting of shareholders, expected to be held on or about April 26, 2023 (the “Meeting”).

On the effective date of the Dual Class Amendment, each Teck Class A common share will be acquired by Teck in exchange for one new Class A common share and 0.67 of a Class B subordinate voting share. The terms of the new Class A common shares will be identical to the current terms of Class A common shares, but will provide that, on the sixth anniversary of the effective date of the Dual Class Amendment, all new Class A common shares will automatically be exchanged for Class B subordinate voting shares, which will be renamed “common shares”.

The implementation of the Dual Class Amendment is not conditional on the implementation of the Separation, and the Separation is not conditional on implementation of the Dual Class Amendment. If both transactions are approved, the Dual Class Amendment will be implemented before the implementation of the Separation.

Class A common shares carry 100 votes per share and Class B subordinate voting shares carry 1 vote per share. As of February 17, 2023, there are 7,765,503 Class A common shares and 506,276,448 Class B subordinate voting shares issued and outstanding. If the Dual Class Amendment were completed as of that date, approximately 5,202,887 Class B subordinate voting shares would be issued in connection with the exchange of Class A common shares (representing approximately 1.0% of issued and outstanding Teck shares). Both the exchange of Class A shares for new Class A shares and Class B shares on the effective date of the Dual Class Amendment and the exchange of the new Class A shares for Class B subordinate voting shares at the end of the sunset period will be tax-deferred for Canadian resident Class A shareholders.

Board Recommendation

The terms of the proposed Dual Class Amendment were negotiated with holders of a majority of the Class A common shares, Temagami Mining Company Limited (“Temagami”), SMM Resources Incorporated (“SMM”) and Dr. Norman B. Keevil by a Special Committee of independent directors of the Teck Board of Directors that was advised by independent financial and legal advisors. The Special Committee received opinions from each of Origin Merchant Partners and BMO Capital Markets to the effect that as of the date of each such opinion and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received by Teck Class A shareholders pursuant to the Dual Class Amendment is fair from a financial point of view to holders of the Class A common shares and holders of Class B subordinate voting shares, other than Temagami, SMM and Dr. Keevil.

Teck’s Board of Directors, on the recommendation of the Special Committee, has determined that the Dual Class Amendment is in the best interests of Teck and is fair to shareholders, and is recommending that shareholders vote in favour of the Dual Class Amendment. Details regarding the process carried out by the Special Committee, together with a copy of the fairness opinions provided by Origin Merchant Partners and BMO Capital Markets, will be contained in the management proxy circular to be mailed to Teck shareholders for the Meeting.

Approvals and Closing Conditions

The Dual Class Amendment is to be implemented through a plan of arrangement under the Canada Business Corporations Act. Subject to the receipt of exemptive relief from the Canadian Securities Administrators, the Dual Class Amendment will be subject to the approval of at least 66 2/3% of the votes cast at the Meeting by the holders of Class A common shares and Class B subordinate voting shares of Teck, each voting separately as a class, and to the approval of at least a majority of the votes cast by holders of Class B subordinate voting shares of Teck, excluding the votes attached to Class B subordinate voting shares beneficially owned or controlled by Teck’s majority Class A common shareholders, Temagami, SMM and Dr. Keevil. Teck has applied for exemptive relief from the Ontario Securities Commission from a requirement that would otherwise apply to have the Dual Class Amendment also approved by at least a majority of the votes cast by holders of Class A common shares, excluding the votes attached to Class A common shares beneficially owned or controlled by Temagami, SMM and Dr. Keevil. In addition to Teck shareholder and court approvals, the Dual Class Amendment is subject to customary conditions, including approval of the Toronto Stock Exchange. Teck expects that the Dual Class Amendment, if approved, will be completed in the second quarter of 2023.

Temagami, SMM and Dr. Keevil have each agreed to vote in favour of the resolutions approving the Dual Class Amendment and the Separation and to elect to receive the maximum number of shares of Elk Valley Resources Ltd. (“EVR”) that may be distributed to them in connection with the Separation. SMM and Dr. Keevil have also agreed to not transfer the EVR shares received by them in connection with the Separation (including EVR shares they may receive, directly or

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indirectly, from Temagami) for a period of 18 months following the effective time of the Separation, subject to certain limited exceptions. Collectively, Temagami, SMM and Dr. Keevil own or control 6,187,880 Class A common shares, representing approximately 79.7% of the aggregate voting rights attached to the Class A common shares, and 1,057,812 Class B subordinate voting shares, representing approximately 0.2% of the aggregate voting rights attached to the Class B subordinate voting shares.

Further information regarding the Dual Class Amendment will be included in the management proxy circular to be mailed to Teck shareholders for the Meeting, which will be available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The descriptions of the Dual Class Amendment in this press release do not purport to be complete and are subject to and qualified in their entirety by reference to the management proxy circular. Shareholders are encouraged to read the management proxy circular and other relevant materials when they become available.

Advisors

Barclays Capital Canada Inc., Ardea Partners LP, TD Securities Inc., and CIBC World Markets Inc. are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors, and Felesky Flynn LLP is acting as legal tax advisor.

BMO Capital Markets, Goldman Sachs & Co. LLC and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to as forward-looking statements). These forward-looking statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “should”, “believe” and similar expressions is intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.

These forward-looking statements include, but are not limited to, statements relating to the proposed Dual Class Amendment, including the anticipated benefits thereof; the timing for completion of the Dual Class Amendment; the anticipated timing for the Meeting; the expected voting support by certain shareholders of Teck; and other statements that are not material facts.

Although we believe that the forward-looking statements in this news release are based on information and assumptions that are current, reasonable and complete, these statements are

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by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond our control and the effects of which can be difficult to predict: the possibility that the Dual Class Amendment not be completed on the terms and conditions, or on the timing, currently contemplated, and that the Dual Class Amendment may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and regulatory approvals and other conditions of closing necessary to complete the Dual Class Amendment or for other reasons; and other risks inherent to our business and/or factors beyond Teck’s control which could have a material adverse effect on Teck or the ability to consummate the Dual Class Amendment.

Teck cautions that the foregoing list of important factors and assumptions is not exhaustive and other factors could also adversely affect its results. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2022, filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F, as well as subsequent filings that can also be found under our profile.

The forward-looking statements contained in this news release describe Teck’s expectations at the date of this news release and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, Teck does not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK.

Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

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